[redacted]

08025546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.07 (MM/DD/YY) AND ENDING 12.31.07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDRIVER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5033 RIVERPARK WAY
(No. and Street)

PROVO (City) UT. (State) 84604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN BATES - 801.232.2229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTAYLA McREYNOLDS LLC
(Name – *if individual, state last, first, middle name*)

5872 S. 900 E. #250 (Address) SLC (City) UT (State) 84121 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/12/08

OATH OR AFFIRMATION

I, STEVEN A. BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDRIVER CAPITAL LLC, as of 12.31.07, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

NOTARY PUBLIC
JOSEPH A DENTON
45 S State Street
Orem, UT 84058
My Commission Expires
April 2, 2011
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, L.L.C.

Financial Statements
(Independent Auditors' Report)

December 31, 2007

CRD # 46284

WINDRIVER CAPITAL, L.L.C.

Table of Contents

OTHER INFORMATION

*Mantyla*MCREYNOLDS LLC
The CPA. Never Underestimate The Value.

Independent Auditors' Report

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, L.L.C. as of December 31, 2007, and the related statements of changes in members' equity, operations, and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

MANTYLA MCREYNOLDS, LLC
February 25, 2008
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

WINDRIVER CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2007

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	51,647
Total Current Assets		51,647
Property & Equipment, Net - Note C		2,639
Total Assets	**$**	**54,286**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Equity		
Members' Equity		54,286
Total Members' Equity		**54,286**
Total Liabilities and Members' Equity	**$**	**54,286**

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

	Total Members Equity
Balance - December 31, 2006	$ 218,851
Net loss for the year ended 12/31/07	(263,483)
Members (draws)/investment	98,918
Balance - December 31, 2007	$ 54,286

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Operations
For the Year Ended December 31, 2007

	2007
Revenues:	
Interest Income	$ 3,700
Total Revenue	3,700
Expenses	
Floor brokerage, exchange, and clearance fees	1,750
Professional Fees	298,367
Other expenses	2,066
Total Expenses	302,183
Net Loss from Operations	(298,483)
Other Income/Expense	
Other Income - Note B	35,000
Net Loss	$ (263,483)

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities		
Net Loss	$	(263,483)
Adjustments to reconcile net loss to net cash from by operating activities:		
Depreciation		1,991
Net Cash From Operating Activities		(261,492)
Cash Flows From Investing Activities		
Purchase of Furniture and Fixtures		(2,150)
Net Cash From Investing Activities		(2,150)
Cash Flows From Financing Activities		
Members Capital Investment		98,918
Net Cash From Financing Activities		98,918
Net Increase in Cash		(164,724)
Beginning Cash Balance		216,371
Ending Cash Balance	$	51,647

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2007

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

WindRiver Capital, L.L.C. offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company was established under the laws of the State of Utah in October 1998. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principals (GAAP)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Office Furniture and Fixtures

Office furniture and fixtures are stated at cost. Depreciation is provided by using the declining balance method over seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, in the Company's earnings. Members are taxed individually based on their ownership in the Company.

Concentration of Risk

The Company maintains cash balances at a financial institution located in the Salt Lake City area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had cash of $51,647, as of December 31, 2007 in this financial institution.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Consulting income is recognized when the consulting services have been rendered, the price is fixed, and collectibility is reasonably assured.

NOTE B Other Income

The Company received a one-time payment from FINRA (formerly the NASD) for $35,000. This payment was made to all FINRA members in recognition for anticipated cost savings.

NOTE C Office Furniture and Fixtures

The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book Value	Method/ Life
Furniture and Fixtures	$ 34,576	$ 31,937	$ 2,639	DDB/7 Years
Total	$ 34,576	$ 31,937	$ 2,639	

Depreciation expense was $1,991 in 2007.

NOTE D Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2007, the Company had net capital of $51,647, which was $46,647 in excess of its required net capital of $5,000.

NOTE E Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE F <u>Litigation</u>

The Company is currently involved in a lawsuit to recover damages of approximately $1.2 million from Unicity International, Inc. for its failure to pay the Company certain investment banking fees that were due to the Company under an agreement dated on or about January 27, 2005. Unicity answered the complaint in this action and interposed a counter-claim against the Company and certain other parties for damages Unicity alleged were due to the Company's purported failure to perform the services required of it under the Agreement. In its counter-claim, Unicity also alleged that the Company and other parties breached fiduciary duties allegedly owed to Unicity. By this counter-claim, Unicity sought damages of $30,000,000. Following extensive discovery, Unicity has admitted that its counterclaim is without merit.

The parties to the Action have reached a settlement in principal pursuant to which Unicity will pay $550,000 to the Company over a period of approximately two and a half years. While settlement documents have not yet been executed, Management is not aware of any facts that would prevent the Company and Unicity from consummating this agreement.

Should the Action not be fully and finally dismissed, the Company intends to vigorously pursue the Action, including the defense of the counter-claim asserted by Unicity, which the Company believes is meritless.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in members' equity, and operations in conformity with U.S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

WindRiver Capital, LLC
Computation of Net Capital
December 31, 2007

Net Capital		
Total members' equity	$	54,286
Deduct members' equity not allowable for net capital		0
Total members' equity qualified for net capital		54,286
Add:		
Subordinated borrowings allowable in computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings		54,286
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		0
Exchange memberships		0
Furniture, equipment, and intangibles, net		(2,639)
Other Assets		0
Net capital before haircuts on securities positions		51,647
Haircuts on securities:		
Contractual securities commitments		0
Securities collateralizing secured demand notes		0
Trading and investment securities		0
Net capital	$	51,647
Net capital requirement (statutory)	$	5,000
Excess net capital	$	46,647

See Independent Auditors' Report

WINDRIVER CAPITAL, L.L.C.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2007

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	54,286
Change in assets		(2,639)
Total assets per FOCUS report for the year Ended December 31, 2007	$	51,647
Total liabilities and members' equity per audited statements	$	54,286
Change in market value adjustments		0
Nonallowable assets		(2,639)
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2007	$	51,647

Reconciliation of Net Capital

Computation of net capital per audited statements	$	51,647
Audit disclosed difference in non-allowable assets		0
Audit disclosed difference in net income		0
Audit disclosed difference in market value adjustments		0
Audit disclosed difference in haircuts on securities		0
Net capital per report filed with NASD for the year ended December 31, 2007	$	51,647

See Independent Auditors' Report

Mantyla MCREYNOLDS LLC

The CPA. Never Underestimate The Value.

Independent Auditors' Report on Internal Control

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of WindRiver Capital, L.L.C.(the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

MANTYLA MCREYNOLDS, LLC
February 25, 2008
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

END